November 14, 2003

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilières du Québec

Administrator of the Securities Act, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Newfoundland Securities Commission

Registrar of Securities, Northwest Territories and Nunavut

Registrar of Securities, Yukon

Dear Sirs:

Re:  Talisman Energy Inc. (the “Company”)

We are the auditors of the Company and under date of February 14, 2003 we reported on the following consolidated financial statements of the Company incorporated by reference in the short form prospectus dated March 27, 2002, as supplemented by the prospectus supplement dated March 28, 2002, relating to the offering by the Company of up to $500,000,000 aggregate principal amount of Medium Term Note Debentures (the “Prospectus”):

Consolidated balance sheets as at December 31, 2002 and 2001; and

Consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002.

The Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Company:

Consolidated balance sheet as at September 30, 2003; consolidated statements of income, retained earnings and cash flows for the three and nine-month periods ended September 30, 2003 and 2002 (the “Third Quarter Financial Statements”);

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2002.  Although we have performed an audit for the year ended December 31, 2002, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2002 and for the year then ended, but not on the consolidated financial statements for any interim period within that year.  Therefore, we are unable to and do not express an opinion on the Third Quarter Financial Statements, or on the financial position, results of operations or cash flows of the Company as at any date or for any period subsequent to December 31, 2002.

We have, however, performed a review of the Third Quarter Financial Statements of the Company. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for the
Third Quarter Financial Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,